April 29, 2010

Kathleen Collins, Accounting Branch Chief
Robert Benton
Securities and Exchange Commission
Division of Corporate Finance	Via EDGAR and Federal Express
100 F Street, N.E.
Mail Stop: 4561
Washington, DC 20549

RE:	IEC Electronics Corp.
Form 10-K for the Year Ended September 30, 2009
Filed on November 13, 2009
File No. 001-34376

Dear Ladies and Gentlemen:

On behalf of IEC Electronics Corp. (the "Company"), we are submitting this letter in response to comments (the "Comments") received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated April 14, 2010 with respect to our Form 10-K for the year ended September 30, 2009 ("Form 10-K").

The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff's convenience, have been incorporated into this response letter.  Page numbers in the text of this response letter correspond to the page numbers in the Form 10-K.

Form 10-K for the Year Ended September 30, 2009

Business, page 6

1.
We note from your response to prior comment 1and your arguments as to why disclosing the name of your significant customers(s) is not meaningful to an investor.  Your response does not appropriately address the requirements of Regulation S-K as you failed to explain why the loss of such customer(s) would not have a material adverse effect on the company as a whole.  Accordingly, it appears you should revise to disclose the name of any customer and its relationship to the company or its subsidiaries, if sales to the customer are equal to or greater than 10% of your consolidated revenues pursuant to item 101(c)(1)(vii) of Regulation S-K.

The Company has reviewed the comments from the Staff above and, going forward, will comply in full with the Staff’s request to disclose the identity of customers representing 10% or more of the Company’s total sales.

Kathleen Collins, Accounting Branch Chief
Robert Benton
Securities and Exchange Commission
Division of Corporate Finance

2.
Your response to prior comment 1 indicates that in future Form 10-Qs and 10-Ks you will disclose the identity of the industry of your major customers along with concentration of revenues by industry.  We note the management presentations included in your Form 8-K filings also includes a discussion of sales growth, number of new customers and new contracts by market segment.  Tell us how you considered including similar disclosures in MD&A to further enhance your results of operations discussion.  We refer you to Item 303 of Regulation S-K and Section II.B of SEC Release 34-48960.

       The Company has reviewed the comments from the Staff above and, going forward, will disclose in the MD&A the identity of the industry of our major customers along with the concentration of revenue by industry and will include a discussion of sales growth, number of new customers, and new contracts by market sector.

Please do not hesitate to call me at (315) 332-4538 or Michael Schlehr, the Company's Chief Financial Officer, at (315) 332-4443, if you have any questions or would like any additional information regarding this matter.

Very truly yours,

__________________________________
W. Barry Gilbert
Chairman, Chief Executive Officer